June 17, 2008

Charles H. Cannon, Jr.
Chief Executive Officer and President
John Bean Technologies Corporation
200 East Randolph Drive, Floor 66
Chicago, Illinois 60601

     Re: John Bean Technologies Corporation
              Amendment No. 1 to Registration Statement on Form 10
              Filed June 5, 2008
              File No. 001-34036

Dear Mr. Cannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. Please provide us with support for the following statements:

- "These trends include consolidation within the food industry" in the first paragraph on page 59;
- "The trends include … growth in the developing world" in the first paragraph on page 59;
- "These include industry consolidation and restructuring" in the last full paragraph on page 64;

- "These include … increased health, safety and environmental concerns" in the last full paragraph on page 64; and
- "…with air cargo experiencing similar trends" in the first full paragraph on page 65.

Executive Compensation, page 81

Cash Pay Elements—Annual Non-Equity Incentive Compensation, page 86

2.   We reissue comment 17. The paragraph at the top of page 88 continues to indicate that the table will describe the performance of your named executive officers against the established API objectives. Please revise to indicate the performance against those objectives or revise your lead in paragraph to more accurately describe the information presented in the table.

Combined Financial Statements of John Bean Technologies Corporation, page F-1

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

3.   Please refer to prior comment 23. Please revise your disclosure to expand your accounting policy to be consistent with your response to prior comment 23.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Sarah Gabriel, Esq.
        Kirkland & Ellis LLP